MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Hancock Horizon Family of Funds, consisting of Treasury Securities Money Market Fund, Strategic Income Bond Fund and Growth and Income Fund (the "Funds"), portfolios of The Arbor Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 29, 2000, and from May 31, 2000 (commencement of operations) through December 29, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 29, 2000, and from May 31, 2000 (commencement of operations) through December 29, 2000, with respect to securities reflected in the investment account of the Funds.


TREASURY SECURITIES MONEY MARKET FUND,
STRATEGIC INCOME BOND FUND,
GROWTH AND INCOME FUND:


By:
   -----------------------------------    --------------------------------------
   James R. Foggo                         Cliff Saik
   President                              Senior Vice President and Senior
                                          Trust Officer



   -----------------------------------
   Jennifer Spratley
   Controller and Chief Financial Officer




   ------------------------------------
   Jeffrey Fries
   Director, Fund Accounting & Administration

    FUND NAME                                                   STATE                         FILING TYPE     FILE NUMBER

    The Arbor Fund

                                                                CALIFORNIA                    A = Annual         505 7356
                                                                COLORADO                      A = Annual         IC 95-08-501
                                                                GEORGIA                       O = Other          56-931071
                                                                ILLINOIS                      A = Annual         9944253
                                                                INDIANA                       A = Annual         93-0548 IC
                                                                MINNESOTA                     G = Good Until S   R-36888.2
                                                                NORTH CAROLINA                A = Annual         3326
                                                                PENNSYLVANIA                  A = Annual         93-02-003MF
                                                                VIRGINIA                      A = Annual         1956
                                                                WYOMING                       O = Other          18723


    The Arbor Fund - Hancock Bank Family of Funds - Trust Class,

                                                                LOUISIANA                     A = Annual         74815


    The Arbor Fund - Hancock Bank Family of Funds - Trust Class

                                                                LOUISIANA                     A = Annual         68578

    The Arbor Fund - Hancock Bank Family of Funds - Class A

                                                                LOUISIANA                     A = Annual         74813

    The Arbor Fund - Hancock Bank Family of Funds -

                                                                LOUISIANA                     A = Annual         68580



    The Arbor Fund - Hancock Bank FOF - Treasury Securities MM

                                                                ALABAMA                       A = Annual

    The Arbor Fund - Hancock Bank FOF - Treasury Securities MM-Class A

                                                                MISSISSIPPI                   A = Annual         MF-00-06-018
                                                                TEXAS                         G = Good Until S

    The Arbor Fund - Hancock Bank FOF - Treasury Securitites MM-Inst. Sweep

                                                                MISSISSIPPI                   A = Annual         MF-00-06-017
                                                                TEXAS                         G = Good Until S

    The Arbor Fund - Hancock Bank FOF - Treasury Securities MM-Trust Class

                                                                MISSISSIPPI                   A = Annual         MF-00-06-016
                                                                TEXAS                         G = Good Until S   C-62885

    The Arbor Fund - Hancock Bank FOF - Tax Exempt Money Market

                                                                ALABAMA                       A = Annual

    The Arbor Fund - Hancock Bank FOF - Tax Exempt Money Market-Class A

                                                                MISSISSIPPI                   A = Annual         MF-00-06-015
                                                                TEXAS                         G = Good Until S

    The Arbor Fund - Hancock Bank FOF - Tax Exempt Money Market-Trust Class

                                                                MISSISSIPPI                   A = Annual         MF-00-06-014
                                                                TEXAS                         G = Good Until S

    The Arbor Fund - Hancock Bank FOF - Strategic Income Bond

                                                                ALABAMA                       A = Annual

    The Arbor Fund - Hancock Bank FOF - Strategic Income Bond-Class A

                                                                MISSISSIPPI                   A = Annual         MF-00-06-019
                                                                TEXAS                         G = Good Until S   C-62900

    The Arbor Fund - Hancock Bank FOF - Strategic Income Bond-Class C

                                                                MISSISSIPPI                   A = Annual         MF-00-06-020
                                                                TEXAS                         G = Good Until S   C62901

    The Arbor Fund - Hancock Bank FOF - Strategic Income Bond-Trust Class

                                                                MISSISSIPPI                   A = Annual         MF-00-06-021
                                                                TEXAS                         G = Good Until S   C62902

    The Arbor Fund - Hancock Bank FOF - Growth and Income Fund

                                                                ALABAMA                       A = Annual

    The Arbor Fund - Hancock Bank FOF - Growth and Income Fund -Class A

                                                                MISSISSIPPI                   A = Annual         MF-00-06-022
                                                                TEXAS                         G = Good Until S   C62897

    The Arbor Fund - Hancock Bank FOF - Growth and Income Fund -Class C

                                                                MISSISSIPPI                   A = Annual         MF-00-06-023
                                                                TEXAS                         G = Good Until S   C62898

    The Arbor Fund - Hancock Bank FOF - Growth and Income Fund -Trust Shares

                                                                MISSISSIPPI                   A = Annual         MF-00-06-024
                                                                TEXAS                         G = Good Until S   C62899



     The Arbor Fund - Hancock Horizon Growth Fund

                                                                ALABAMA                       A = Annual
                                                                LOUSIANNA                     A = Annual         73147

    The Arbor Fund - Hancock Horizon Growth Fund-Class A

                                                                MISSISSIPPI                   A = Annual         MF-01-01-326
                                                                TEXAS                         G = Good Until S   C65546

    The Arbor Fund - Hancock Horizon Growth Fund-Class C

                                                                MISSISSIPPI                   A = Annual         MF-01-01-327
                                                                TEXAS                         G = Good Until S   C65547

    The Arbor Fund - Hancock Horizon Growth Fund-Trust Class

                                                                MISSISSIPPI                   A = Annual         MF-01-01-328
                                                                TEXAS                         G = Good Until S   C65548



                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Trustees of The Arbor Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Hancock Horizon Family of Funds', (consisting of Treasury Securities Money Market Fund, Strategic Income Bond Fund and Growth and Income Fund (the "Funds"), separately managed portfolios of The Arbor Fund), compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 29, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 29, 2000, and with respect to agreement of security purchases and sales, for the period from October 31, 2000 (the date of our last examination), through December 29, 2000:

- Confirmation of all securities held by institutions in book entry form from the Federal Reserve Bank of Gulfport and the Bank of New York, which serves as the clearing house for Depository Trust Company;

- Confirmation of all securities out for transfer with brokers, or alternative procedures;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian (Hancock Bank);

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Bank of New York and Chase Manhattan Bank records; and

- Agreement of seventeen security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 29, 2000 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




PricewaterhouseCoopers LLP
January 15, 2001